[OBJECT OMITTED] COMPANHIA FORCA E LUZ [OBJECT OMITTED] ADR-American Depositary
                  CATAGUAZES-LEOPOLDINA                 Receipts-
                                                        Nivel 1
                                                        USA
                                                        Codigo dos Recibos
                                                        CFLYP-Preferenciais "A"



     Investor Relations Monthly Report - Edition # 01/2004 - February 20th, 2004

Sale completed of two SHPs for R$131.7 million
In due accordance with art. 3 of CVM Instruction 358/2002 and further to the Relevant Information published on November 7, 2003, the company Companhia Forca e Luz Cataguazes-Leopoldina ("CFLCL") gives notice that on December 24, 2003, Brascan Energetica S/A and Brascan Natural Resources S/A (referred to collectively as "BRASCAN") and CFLCL irrevocably and irreversibly executed the Purchase and Sale Agreement of Shares in the Centrais Hidreletricas Grapon S/A (a CFLCL subsidiary) which is the controlling shareholder of the Ivan Botelho I and Tulio Cordeiro de Mello Small Hydroelectric Power Plants ("Power Plants"), involving the transfer of the loans of R$51.7 million taken out from the Banco Nacional de Desenvolvimento Economico e Social (National Development Bank) to build said Power Plants. Prior consent from the regulatory agency and debenture holders concerning the sale of said shares was also obtained in December 2003. The aforementioned Agreement was settled on February 20, 2004, which provided CFLCL with cash amount of approximately R$ 80.0 million. This transaction resulted in positive earnings for the 2003 fiscal year of approximately R$45.2 million, net of book value of the assets sold.

Another SHP (24 MW) enters in commercial operation
The Ormeo Junqueira Botelho SHP, the new name of the old Cachoeira Encoberta SHP, was built in just 18 months and began operating commercially at the end of December, despite the array of geological surprises encountered on the land which it occupies in the Muriae region (Minas Gerais state). This is the fourth of the five SHPs currently under construction to have begun operating commercially this year. Including the 24 MW installed capacity (102 GWh annual production capacity) introduced by this SHP, the Sistema Cataguazes-Leopoldina now has an installed capacity of approximately 190 MW (1,175 GWh annual production capacity), which corresponds to roughly 20% of its retail market.

Consolidated operating revenue of Cataguazes-Leopoldina was R$1,320 million in 2003

The consolidated gross operating revenue of Cataguazes-Leopoldina (CFLCL) reached R$1,320 million in 2003, which represents an increase of 25.5% on 2002. The invoiced revenue in December was R$132 million. This performance is mainly due to the energy sales increase in the concession area of its subsidiary Saelpa, which have set a new record for the second consecutive November 2003. The consolidated electricity sales have risen by 7.1% in 2002, reaching 5,891 GWh, which is mainly due to the increasing energy sales made by the subsidiaries Saelpa, CELB and Energipe, which operate in the Brazilian Northeast region.

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                        Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
                                    Operating Indicators - In 2003
---------------------------------------------------------------------------------------
                               CFLCL   CENF    Energipe   CELB   Saelpa Consolidated
                              ------- ------  ---------- ------- ------- ---------------

Gross Revenue - R$ million      272       72       399      89      460     1,320
 Gross Revenue Growth - % (*)  25.4     20.0      31.3    17.1     16.5      25.5
 Electricity Sales - GWh        962      276     1,859     524    2,269     5,891
    Retail Market
o        Residential            297      124       447     117      721     1,705
o        Industrial             316       57       782     284      684     2,122
o        Commercial             132       55       264      68      339       859
o        Other classes          217       40       366      55      525     1,205
 Sales Increase - % (*)         1.1      3.6       7.1     8.7     10.1       7.1
o        Residential            1.8      5.5       9.7     7.0     10.2       8.0
o        Industrial           - 2.3    - 4.3       3.1    10.1      7.3       4.3
o        Commercial             3.0      4.0       9.2     6.2      8.7       7.4
o        Other classes          3.9      9.5      11.2     8.3     14.8      11.1
  (*)In relation of 2002
---------------------------------------------------------------------------------------



For further clarifications and additional information, please do not hesitate to contact us In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 /
3429-6317 In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

                             Mauricio Perez Botelho
                           Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.